				Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)
	Year Ended December 31,
	2015	2014	2013	2012	2011
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$74,611	$58,984	$48,479	$(4,192)	$17,431
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(6,493)	(10,990)	(1,648)	(542)	(4,829)
Fixed charges	60,077	71,396	74,235	80,394	89,929
Distributed income of equity investees	3,427	3,121	53	3,337	1,465
Capitalized interest	(4,755)	(4,969)	(2,863)	(4,742)	(2,273)
Earnings as defined	$126,867	$117,542	$118,256	$74,255	$101,723
Fixed charges
Interest expense	$54,271	$66,431	$71,429	$75,794	$84,246
Capitalized interest	4,755	4,969	2,863	4,742	2,273
Amortization of deferred financing fees and premium/discount on notes payable, net	1,051	(4)	(57)	(142)	3,410
Fixed charges	$60,077	$71,396	$74,235	$80,394	$89,929
Ratio of earning to fixed charges	2.11	1.65	1.59	*	1.13
* Earnings for the year ended December 31, 2012 were insufficient to cover combined fixed charges by approximately $6.1 million. Other than the year ended December 31, 2012, there are no periods in which earnings were insufficient to cover combined fixed charges.